EXHIBIT 99.3

[Graphic omitted]

      Braskem Announces Net Earnings of R$411 million and EBITDA in Excess of R$1.3 billion through September 2003

Sao Paulo, November 06, 2003 --- BRASKEM S.A. (NYSE: BAK; BOVESPA: BRKM5;
LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and among the five largest Brazilian privately-owned industrial companies, today announced its earnings for the third quarter of 2003. Results are stated in Reais in accordance with the Brazilian Corporate Law, except that the results presented herein are not in accordance with CVM Instruction 247 as they exclude the effects of proportional consolidation. The financial information and analysis contained herein reflect the organizational structure of Braskem S/A ("Braskem") as of September 30, 2003. As Braskem was created on August 16, 2002, the comments presented herein with respect to the nine-month period ended September 30, 2002 are based on Braskem's unaudited consolidated pro-forma financial information, taking into account the full consolidation into Braskem of the results of OPP Quimica S.A. (OPP Quimica), Trikem S.A. (Trikem), Nitrocarbono S.A. (Nitrocarbono) and Polialden Petroquimica S.A. (Polialden), as if the organizational structure as of September 30, 2003 had existed since the beginning of fiscal year 2002. The comments in this release refer to the consolidated earnings with all comparisons being made with the same period in 2002, except where otherwise indicated. The consolidated pro-forma balance sheet and income statement have been reviewed by independent auditors and reflect the elimination of the effects of CVM Instruction 247 (i.e., only those investments under Braskem's direct management are consolidated, and Braskem's stakes in Politeno Industria e Comercio S.A. and COPESUL - Companhia Petroquimica do Sul are recognized via the equity accounting method). On September 30, 2003, the Brazilian Real/US Dollar exchange rate was R$2.9234/US$1.00.

     At the end of this release, Braskem includes a disclaimer concerning forward-looking statements.

1.   Highlights

"Braskem continued its process of improving its principal operational, economic and financial indicators, despite slower economic activity in Brazil during the first nine months of 2003. Net revenue increased by 36% from R$4.9 billion during the first nine months of 2002 to R$6.6 billion during the first nine months of 2003. Revenues from exports totaled US$495 million during the first nine months of 2003, 22% higher than revenues from exports of US$405 million during the same period in 2002. This strong performance positions Braskem as one of the leading exporters in Brazil.

Braskem's EBITDA during the first nine months of 2003 exceeded R$1.3 billion, resulting in an EBITDA margin of 20% and an increase of 43% when compared with EBITDA of R$921 million recorded during the same period in 2002. EBITDA recorded during the first nine months of 2003 is already equal to EBITDA registered during the entire year of 2002.

Braskem increased the level of already captured synergies resulting from its ongoing integration process, aggregating to R$260 million by the end of September 2003, on an annualized and recurring basis, which represents approximately 80% of total estimated synergies of R$330 million that Braskem believes it will capture as a result of this integration process.

Selling, general and administrative expenses, expressed as a percentage of net revenue, were 4.2% during the first nine months of 2003, as compared to 5.9% during the same period in 2002. These results are associated with the synergies arising from Braskem's on-going integration process and with overall improvement of the Company's productivity levels and competitiveness.

Net financial result was an expense of R$216 million during the first nine months of 2003, compared to an expense of R$2.9 billion during the same period in 2002. The appreciation of the Real as against the US Dollar during the first nine months of 2003 was the principal factor that contributed to this improvement.

Braskem's net income totaled R$411 million during the first nine months of 2003, as compared to a loss of R$1.8 billion recorded during the same period in 2002.

Braskem's overall leverage level remained stable, with a net debt to EBITDA ratio of 3.6 to 1.0. Cash-on-hand and financial investments increased by R$145 million during the third quarter of 2003 as compared to the second quarter of 2003, reaching R$662 million.

Through the development of competitive funding opportunities arising from its consistent improvements in its operational results, Braskem has implemented measures aimed at reducing its costly short-term indebtedness to financial institutions and suppliers. This strategy, together with the effects of exchange rate variations on US Dollar-denominated indebtedness, resulted in Braskem's consolidated net debt reaching R$6.2 billion by the end of September 2003.

Braskem has issued US$385 million in notes under its Medium Term Note Program and has scheduled an extraordinary shareholders' meeting on November 19, 2003 to deliberate concerning the issuance of R$1.2 billion in non-convertible debentures in the Brazilian market. The principal purpose of the debenture issuance is to refinance short-term bank credit facilities with debentures that will mature in up to four years. We believe that such extensions in the tenor of our outstanding indebtedness will result in greater flexibility in managing the finances of our company.

We believe that the capital markets have recognized Braskem's progress during the first nine months of 2003. Braskem's class A preferred shares increased in value by 223% on the Sao Paulo Stock Exchange ("BOVESPA"), while our ADSs listed on the New York Stock Exchange ("NYSE") increased in value by 276%. This strong performance on the NYSE made Braskem's ADSs the highest increasing ADSs in value of all Latin American companies whose ADSs are traded on the NYSE. In October 2003, Braskem listed its class A preferred shares on LATIBEX (the section of the Madrid Stock Exchange for Latin-American companies).

Our expectation is that Braskem will continue to improve its economic and financial results due to a combination of increasing sales volumes in Brazil as a result of improving growth rates in the country and a recovery of prices and overall profitability in the petrochemical industry worldwide, in light of an expected "fly-up" in the petrochemical business cycle beginning in 2004," commented Jose Carlos Grubisich, Chief Executive Officer of Braskem.

                              Braskem in Numbers:

Braskem in Numbers:
Net Revenue (R$ million)
[Graphic omitted] [Graphic depicts a 36% increase in net revenue from R$4,894 million during the nine-month period ended September 30, 2002 to R$6,649 million during the nine-month period ended September 30, 2003.]

EBITDA (R$ million)
[Graphic omitted] [Graphic depicts that during the nine-month period ended September 30, 2003 Braskem's EBITDA was R$1,315 million, 43% higher than R$921 million in EBITDA recorded during the nine-month period ended September 30, 2002.]

Net Profit (R$ million)
[Graphic omitted] [Graphic depicts that during the nine-month period ended September 30, 2002 Braskem had a loss of R$1,836 million as compared to income of R$411 million during the nine-month period ended September 30, 2003, which corresponds to a difference of R$2,247 million between the two periods.]

Exports (R$ million)
[Graphic omitted] [Graphic depicts a 22% increase in exports from US$405 million during the nine-month period ended September 30, 2002 to US$495 million during the nine-month period ended September 30, 2003.]

Net Debt / EBITDA (LTM*)
[Graphic omitted] [Graphic depicts that the ratio between Braskem's net debt and EBITDA in December 2002 was 5.1, in March 2003 was 4.1, in June 2003 was 3.5 and in September 2003 was 3.6.]

 *UDM - last twelve months; eliminates extraordinary fiscal effects in the 4Q02.

2.   Operating Performance

     o    Industrial & Commercial Performance


                                    3Q03      3Q02        Chg%         9M03      9M02        Chg%
Production Volume                    (A)       (B)       (A)/(B)        (C)       (D)       (C)/(D)

Polyolefins Unit
     .    PE's - Polyethylene      188,743   189,099        0%        505,916   481,899        5%
     .    PP - Polypropylene       114,115   110,614        3%        324,308   301,498        8%

Vinyls Unit
     .    PVC - Polyvinyl Chloride 105,863    97,245        9%        295,202   289,286        2%
     .    Caustic Soda             117,890   115,625        2%        326,061   298,277        9%

Basic Petrochemicals Unit
     .    Ethylene                 287,861   280,960        2%        768,292   703,840        9%
     .    Propylene                134,453   137,461       -2%        360,638   329,282       10%

Business Development Unit
     .    PET                       15,826    15,576        2%         40,203    43,449       -7%
     .    Caprolactam               13,964    15,258       -8%         36,634    42,971      -15%


                                    3Q03      3Q02        Chg%         9M03      9M02        Chg%
Sales Volume - tons                  (A)       (B)       (A)/(B)        (C)       (D)       (C)/(D)

Polyolefins Unit
     .    PE's - polyethylene      185,004   190,330       -3%        491,629   494,217       -1%
     .    PP - polypropylene       116,083   114,113        2%        322,698   307,489        5%

Vinyls Unit
     .    PVC - Polyvinyl Chloride 115,863    93,727       24%        306,407   297,691        3%
     .    Caustic Soda             116,653   106,941        9%        319,637   288,126       11%

Basic Petrochemicals Unit
     .    Ethylene*                288,395   278,828        3%        766,841   708,833        8%
     .    Propylene                127,739   128,802       -1%        357,036   320,559       11%

Business Development Unit
     .    PET                       16,369    13,617       20%         39,249    44,206      -11%
     .    Caprolactam               12,346    13,120       -6%         37,388    40,200       -7%

* Out of this total, 138 thousand tons (48%) were sold/transferred to Braskem's other Business Units in the 3Q03. In the 9M03, this amount was 351 thousand tons (46%).

The sales volume of thermoplastic resins during the first nine months of 2003 totaled 1,160 thousand tons, which represented an increase of 1% as compared to the 1,144 thousand tons sold during the same period in 2002. During the third quarter of 2003, sales totaled 433 thousand tons, an increase of 5% over the 412 thousand tons sold during the third quarter of 2002. It is important to note that this increase occurred during a period of reduced economic activity in the Brazilian market, which was offset in part by an increase in the volume of exports. This fact demonstrates Braskem's operational flexibility, as the Company was able to direct a larger volume of its sales to the foreign market.

     o    Exports

During the third quarter of 2003, Braskem's revenues from exports reached US$178 million, compared to revenues from exports of US$175 million recorded during the same period of 2002, an increase of 2%. During the first nine months of 2003, revenues from exports reached US$495 million, compared to US$405 million in the same period of 2002, an increase of 22%.

Evolution of Exports (US$ million)
[Graphic omitted] [Graphic depicts a 22% increase in net revenue from exports from US$405 million during the nine-month period ended September 30, 2002 to US$495 million during the nine-month period ended September 30, 2003.]

Destination of Exports -9 mos. (%)
[Graphic omitted] [Graphic depicts the percentage of exports shipped to various markets: North America represents 40%; Europe represents 19%; Asia represents 19%; South America represents 19%; and Africa represents 3%.]

Expressed as a percentage of net revenue, Braskem's exports represented 23% of total net revenue during the first nine months of 2003, in line with the amount recorded during the same period in 2002.

It is important to note the recovery of 45% in the volume of Polyolefins sold to the Southern Cone, as compared to the same period in 2002.

     o    Synergies Resulting from the Integration Process

By the end of September 2003, Braskem had already captured R$260 million in synergies resulting from its integration process, which represents 80% out of an estimated total of R$330 million, on an annualized and recurring basis.

Synergies* (R$ million)
[Graphic omitted] [Graphic depicts that by the end of September 2003 Braskem had recorded a total of R$260 million in already captured synergies out of a target total of R$330 million, compared with R$240 million as of the end of June 2003, R$75 million as of the end of December 2002 and R$53 million as of the end of September 2002.]

                     *Gains on an annual and recurring basis

3.   Financial & Economic Performance

     o    Net Revenue

During the third quarter of 2003, Braskem recorded net revenue of R$2,203 million, practically in line with net revenue of R$2,197 million recorded during the same period of 2002. During the first nine months of 2003, Braskem's net revenue totaled R$6,649 million, an increase of 36% over net revenue of R$4,894 recorded during the first nine months of 2002.

Net Revenue (R$ million)
[Graphic omitted] [Graphic depicts a 36% increase in net revenue from R$4,894 million during the nine-month period ended September 30, 2002 to R$6,649 million during the nine-month period ended September 30, 2003.]

The main factor contributing to this improved performance during the first nine months of 2003 was the alignment of prices in the Brazilian market with international market reference prices for the Company's principal products - PE, PP and PVC. This price alignment allowed Braskem to compensate for reduced sales volumes in the Brazilian market. It is also important to note that Braskem continues to maintain a commercial policy focused on creating value and improving the profitability of its business.

The table below provides the evolution in net revenue by Business Unit.


Business Units                      3Q03      3Q02        Chg%         9M03      9M02        Chg%
(R$ million)                         (A)       (B)       (A)/(B)        (C)       (D)       (C)/(D)

Domestic Market                    1,683     1,638          3         5,120     3,768          36
     Basic Petrochemicals            744       802          -7        2.353     1.505          56
     Polyolefins                     536       482          11        1.584     1.303          22
     Vinyls                          302       254          19          871       701          24
     Business Development            100       100          1           313       259          21

Exports                              520       559          -7        1.529     1.126          36

Total Net Revenue                  2,203     2,197          0,3       6,649     4,894          35,9

     o    Cost of Goods Sold (COGS)

Cost of Goods Sold (COGS)
[Graphic omitted] [Graphic depicts the composition of cost of goods sold during the nine-month period ended September 30, 2003: naphtha represents 67.1%; other variable costs represent 20.6%; depreciation represents 3.9%; electric energy represents 2.1%; personnel represents 2.3%; other represents 1.7%; services represent 1.6%; and materials represent 0.8%.]

Braskem's cost of goods sold (COGS) totaled R$1,728 million during the third quarter of 2003, in line with COGS of R$1,760 million during the same period in 2002. Year-to-date, Braskem's COGS totaled R$5,285 million, 33% higher than COGS of R$3,987 million recorded during the first nine months of 2002. This variation in COGS resulted primarily from an increase in the price of naphtha (Braskem's principal raw material), the price of which fluctuates with international market reference prices.

During the first nine months of 2003, naphtha averaged US$269/ton, a 24% increase over the average price of US$217/ton for naphtha during the same period in 2002. It is important to note that the price of naphtha has remained at historical highs during 2003, with high volatility and significantly impacting Braskem's costs.

During the third quarter of 2003, Braskem purchased 1,011 thousand tons of naphtha, out of which 731 thousand tons (72%) were supplied by Petrobras - its principal raw material supplier. The remaining 280 thousand tons (28%) were imported directly by the Company, primarily from countries in Africa and South America.

Depreciation and amortization costs reached R$204 million during the first nine months of 2003, in line with R$205 million in such costs during the same period in 2002. In the third quarter of 2003, depreciation and amortization costs totaled R$72.8 million, an 11% reduction compared to R$82.0 million in such costs recorded during the third quarter of 2002.

     o    Selling, General and Administrative Expenses

SG&A/Net Revenue (%)
[Graphic omitted] [Graphic depicts that the ratio between Braskem's SG&A and net revenue during the nine-month period ended September 30, 2002 was 5.9% and during the nine-month period ended September 30, 2003 was 4.2%.]

Selling, general and administrative expenses (net of depreciation/amortization expenses) totaled R$104 million during the third quarter of 2003, a 20% decrease compared to R$131 million of such expenses recorded during the third quarter of 2002. Expressed as a percentage of net revenue, these expenses were 4.7% during the third quarter of 2003, as compared to 6.0% during the same period in 2002.

During the first nine months of 2003, selling, general and administrative expenses (net of depreciation/amortization expenses) totaled R$280 million, compared to R$291 million during the same period in 2002, a 4% reduction. Expressed as a percentage of net revenue, these expenses were 4.2% during the first nine months of 2003, as compared to 5.9% during the same period of 2002. These results are associated with the synergies arising from Braskem's on-going integration process and with overall improvement of the Company's productivity levels and competitiveness.

     o    Depreciation and Amortization Expenses

On a cumulative basis, depreciation and amortization expenses totaled R$136 million during the first nine months of 2003, an amount lower than the R$252 million recorded during the same period in the preceding year, primarily as a result of the amortization of the remaining balance of deferred exchange variation recorded in 2002, the value of which was R$190 million.

Braskem's depreciation and amortization expenses totaled R$54 million during the third quarter of 2003, as compared to R$22 million during the same period in 2002. This variation resulted mainly from the amortization of a portion of the goodwill related to Braskem's on-going integration process.

     o    EBITDA

EBITDA (R$ million)
[Graphic omitted] [Graphic depicts that during the nine-month period ended September 30, 2003, EBITDA was R$1,315 million, 43% higher than the R$921 million in EBITDA during the nine-month period ended September 2002.]

Braskem's EBITDA during the third quarter of 2003 was R$461 million, representing a 26% increase in relation to EBITDA of R$367 million recorded during the same period of the preceding year.

Year-to-date, Braskem's EBITDA exceeded R$1.3 billion, 43% higher than EBITDA of R$921 million recorded during the first nine months of 2002. This increase in EBITDA is due to the realignment of prices for thermoplastic resins in the Brazilian market with international market reference prices, a reduction in selling, general and administrative expenses, as well as to the capture of additional synergies arising from Braskem's on-going integration process.

EBITDA Margin (%)
[Graphic omitted] [Graphic depicts a 19% EBITDA margin during the nine-month period ended September 2002 as compared to a 20% EBITDA margin during the nine-month period ended September 30, 2003, and a 17% EBITDA margin during the third quarter of 2002 as compared to a 21% EBITDA margin during the third quarter of 2003.]

The cumulative EBITDA margin through September 30, 2003 was 20% as compared to 19% during the same period of last year. On a quarterly basis, the EBITDA margin was 21% for the third quarter of 2003, surpassing last year's result for the same period of 17%, attesting to Braskem's better performance.

Braskem's EBITDA has been reporting a consistent performance, either when expressed in US Dollars (US$) or in Reais (R$).

Evolution of EBITDA (US$ million)
[Graphic omitted] [Graphic depicts EBITDA of US$129 million during the first quarter of 2003, US$136 million during the second quarter of 2003 and US$157 million during the third quarter of 2003.]

Evolution of EBITDA (R$ million)
[Graphic omitted] [Graphic depicts EBITDA of R$450 million during the first quarter of 2003, R$405 million during the second quarter of 2003 and R$461 million during the third quarter of 2003.]

     o    Investment in Subsidiary and Associated Companies

Participation in Related Co.'s

                                               (R$ Thousand)
                                             3Q03      9M03
Equity Income from Subsidiaries              1,217     2,599
Equity Income from Affiliates               26,935    84,211
..    Copesul                                15,529    51,830
..    Politeno                               10,870    27,534
..    Petroflex                               1,213     6,517
..    Other                                    (677)   (1,668)
Foreign Exchange Variation                  (4,297)   23,415
Other                                        3,285    52,719
                                           -------   -------
     Subtotal (before amortizations)        27,140   162,945
Amortization of Goodwill                   (57,634) (198,371)
----------------------------------------   -------   -------
          TOTAL                            (30,494)  (35,426)
----------------------------------------   -------   -------

The result from Investments in Subsidiary and Associated Companies, excluding the effects of the amortization of goodwill resulting from Braskem's on-going integration process, was a gain of R$163 million. The results of COPESUL and Politeno under the equity accounting method were the primary reason for this gain. The amortization of goodwill resulting from Braskem's integration process offset these gains by R$198 million through September 2003.

     o    Net Financial Result

                                                    (R$ Million)
                                   3Q03                9M03
Financial Expenses                 (429)                (91)
     Interest                      (136)               (372)
     Monetary Restatement           (91)               (254)
     F/X on Liabilities            (108)                927
     CPMF (tax)                     (17)                (63)
     Others*                        (77)               (330)
Financial Revenues                   43                (124)
     Interest                         7                  33
     Monetary Restatement             6                  23
     F/X on Assets                   30                (180)

     NET FINANCIAL RESULT          (386)               (216)

*The main impacts are due to fiscal provisions, interest on transactions with vendors and commissions on financings, among other factors.

Net financial result during the third quarter of 2003 was an expense of R$386 million, as compared to an expense of R$1.7 billion recorded during the same period in 2002. This variation is primarily related to exchange rate variations when comparing these two periods.

Net financial result during the first nine months of 2003 was an expense of R$216 million, as compared to an expense of R$2.9 billion recorded during the same period in 2002. This difference in net financial result is primarily due to the 17% appreciation of the Real in relation to the US Dollar from January through September 2003, as compared to a 68% devaluation registered during the same period in 2002.

     o    Net Income (Loss)

During the third quarter of 2003, Braskem recorded a net loss of R$58 million, as compared to a net loss of R$1.4 billion during the same period in 2002. The net loss during the third quarter of 2003 primarily reflects the impact of financial expenses recorded during the period, including exchange rate variation, non-recurring expenses and the amortization of goodwill resulting from Braskem's integration process. Braskem's management believes that the financial transactions that were completed during the third quarter of 2003, as well as the financial transactions that are still being negotiated and structured, should provide the Company with financial flexibility, permitting a progressive reduction in financial expenses.

Year-to-date, Braskem recorded net income of R$411 million during the first nine months of 2003, as compared to a net loss of R$1.8 billion recorded during the same period in 2002. Braskem's improved commercial performance and increased revenue from exports, capture of additional synergies resulting from its integration process and improved operational results as reflected by an EBITDA of R$1.3 billion during the first nine months of 2003 all contributed to Braskem's net income.

4.   Indebtedness Management

Braskem reaffirms its commitment to improve continuously its operational performance and to prioritize the use of a substantial portion of its consolidated cash flow to reduce its indebtedness, as well as to pursue opportunities to extend the average maturity of its indebtedness and to improve its overall debt profile.

During the third quarter of 2003, Braskem focused on reducing the cost of its financial obligations and more efficiently allocating funds for its operational working capital needs. In addition, the Company emphasized the maintenance of a higher level of cash and financial investments in order to give it more financial and strategic flexibility.

4.1  Managing the Reduction of Financial Expenses Related to the Business Cycle

Through competitive funding opportunities arising from its consistent improvements in its operational results, Braskem decided to implement various measures aimed at reducing its costly short-term indebtedness to financial institutions and suppliers. These measures, which include "trade-finance" credit lines to extend the payment terms for naphtha purchases in the international market, as well as the development of structured financings such as a receivables fund in order to decrease costs in advances from clients, are intended to reduce significantly Braskem's average financial costs.

Management estimates that these measures, primarily those that affect operational working capital, have provided Braskem with approximately R$350 million of its short-term financing needs. The combined effects of these measures, and of the exchange rate variation on its US Dollar-denominated indebtedness, were aggregated into Braskem's consolidated net debt, which reached R$6.2 billion at the end of September 2003, an increase of 8% as compared to June 2003.

4.2  Managing the Extension of the Debt Profile

During the third quarter of 2003, Braskem successfully concluded several important financial transactions, including the following:

I. A syndicated US$30 million pre-export financing concluded in August 2003, linked to certain of Braskem's export receivables and with a tenor of 18 months.

II. Issuance of US$100 million in notes during the third quarter of 2003 under the first tranche of Braskem's Medium Term Note Program, with a tenor of 12 months.

During the months of October and November, Braskem implemented a series of important financial transactions aimed at extending the average maturity of its indebtedness, as discussed in "Recent Developments."

Evolution in Cash, Banks and Marketable Securities (R$ million)
[Graphic omitted] [Graphic depicts a 28% increase in cash, banks and marketable securities from R$517 million in June 2003 to R$662 million in September 2003.]

Cash and financial investments as of September 30, 2003 totaled R$662 million, an increase of 28% compared to R$517 million in cash and financial investments as of June 30, 2003. Consolidated gross debt totaled R$6,857 million as of September 30, 2003, 8% higher than consolidated gross debt of R$6,332 million as of June 30, 2003. Of this amount, R$725 million represents subordinated debentures, under which the payment of interest and principal is deferred until July 2007.

The balance of short term indebtedness as of September 30, 2003 was R$2,837 million, representing 41% of total indebtedness. Out of the short term indebtedness, approximately R$706 million relates to working capital, R$1,099 million relates to indebtedness linked to certain of the company's exports ("trade-finance lines"), and R$447 million relates to capital market transactions. The remaining balance arises from loans by governmental agencies, as well as long term bank loans.

Net Debt / EBITDA (LTM*)
[Graphic omitted] [Graphic depicts that the ratio between Braskem's net debt and EBITDA in December 2002 was 5.1, in March 2003 was 4.1, in June 2003 was 3.5, and in September 2003 was 3.6.]

In respect of the indexation of Braskem's indebtedness, 67% is linked to the US Dollar, 16% is linked to the TJLP (a long-term interest rate in Brazil), 11% is linked to the CDI (the Brazilian interbank rate), 5% is linked to the IGP-M (a Brazilian consumer price index), and 1% is in fixed-rate contracts.

Adjusted "Pro Forma" * Consolidated Short-Term Debt (12-months maturity) (Consolidated after Financial Transactions) (R$ million) [Graphic omitted] [Graphic depicts consolidated short-term debt of R$2,837 million as of September 30, 2003, which is adjusted downward by R$1,841 million in already implemented and ongoing financial transactions, leaving an adjusted net value of R$996 million.]

*Pro Forma Consolidated Indebtedness does not include potential effects associated with future exchange rate variations, taxes and results from operations, as well as any additional uncertainties. Transactions in course may not be concluded, or the principal amount thereof may be reduced.

Taking into consideration only the transactions that Braskem concluded in October and November 2003 (see "Recent Developments" and the Disclaimer at the end of this Release), management believes that Braskem's short-term gross consolidated indebtedness will be reduced over the coming months. As an example of the potential reduction, without considering associated costs that Braskem may incur, the balance of Braskem's short-term indebtedness outstanding at the end of September 2003 would be R$996 million, adjusted by the following transactions (i) US$200 million notes due in five years issued under Braskem's Medium Term Note Program, (ii) R$1.2 billion debentures due in four years now being structured and negotiated, (iii) US$100 million pre-export finance transaction now being structured and negotiated and (iv) implementation of a R$200 million receivables fund now being structured and negotiated.

5.   Capital Expenditures

During the first nine months of 2003, Braskem's investments in capital projects totaled R$102 million, benefiting all Business Units in the implementation of their programs of excellence in the areas of operations, health, technology, safety and environment protection. During the third quarter of 2003, investments in capital projects totaled R$37 million.

6.   Capital Markets

Braskem's class "A" preferred shares traded at R$732.70 per lot of one thousand shares, at the close of trading on the BOVESPA on September 30, 2003, which represented an increase of 223% during the year. During this same period, the Ibovespa increased by 42%.

At this price, Braskem had an estimated market capitalization of approximately R$2.5 billion (approximately US$839 million) as of that date.

In the third quarter of 2003, Braskem's preferred shares were traded on the BOVESPA on each day that shares were traded on the BOVESPA, and presented an increasing average daily float, reaching R$3.9 million (approximately US$1.3 million) in September 2003, which represented an increase of 156% as compared to the float in the first quarter of 2003.

Braskem's preferred shares are also traded on the New York Stock Exchange (NYSE) under Braskem's level II ADR program, and its ADSs increased in value by 276% during the first nine months of this year.

Stock Performance in 2003 100 basis on 12/31/2002
[Graphic omitted] [Graphic depicts the percentage change in stock performance in between January 1, 2003 and September 30, 2003. A summary of the same as of the beginning, middle and end of each month follows:

------------------------------------------------------------
Date                      BRKM5        BAK         Ibovespa
------------------------------------------------------------
January 1, 2003           100.0       100.0          100.0
------------------------------------------------------------
January 15, 2003          120.5       122.7          106.2
------------------------------------------------------------
January 31, 2003           83.6        78.8           97.1
------------------------------------------------------------
February 4, 2003           77.5        71.8           93.9
------------------------------------------------------------
February 14, 2003          71.8        66.7           89.5
------------------------------------------------------------
February 28, 2003          75.0        69.7           91.2
------------------------------------------------------------
March 5, 2003              75.5        69.7           91.45
------------------------------------------------------------
March 14, 2003             76.4        74.5           95.9
------------------------------------------------------------
March 31, 2003             96.9        96.9          100.0
------------------------------------------------------------
April 1, 2003             103.6       101.5          102.9
------------------------------------------------------------
April 15, 2003            115.0       121.2          107.4
------------------------------------------------------------
April 30, 2003            152.7       173.0          111.4
------------------------------------------------------------
May 2, 2003               155.0       175.8          113.7
------------------------------------------------------------
May 15, 2003              164.0       186.4          116.5
------------------------------------------------------------
May 30, 2003              163.6       187.3          119.1
------------------------------------------------------------
June 2, 2003              159.6       179.0          117.4
------------------------------------------------------------
June 13, 2003             179.1       207.6          121.9
------------------------------------------------------------
June 30, 2003             169.9       194.2          115.1
------------------------------------------------------------
July 1, 2003              174.6       200.0          118.0
------------------------------------------------------------
July 15, 2003             198.6       234.8          120.8
------------------------------------------------------------
July 31, 2003             194.5       218.2          120.4
------------------------------------------------------------
August 1, 2003            188.7       209.7          116.5
------------------------------------------------------------
August 15, 2003           225.0       246.1          123.3
------------------------------------------------------------
August 29, 2003           275.0       313.6          134.7
------------------------------------------------------------
September 1, 2003         282.7       313.6          136.2
------------------------------------------------------------
September 15, 2003        306.8       360.3          145.0
------------------------------------------------------------
September 30, 2003        322.7       375.8          142.1
------------------------------------------------------------]

To increase its visibility in certain strategic capital markets for the Company, Braskem conducted informational "road shows" in the United States and in Europe. In addition, Braskem retained The Bank of New York ("BONY") as the depositary bank for its ADR program.

Braskem is a level I company in respect of corporate governance under the rules of the BOVESPA, and its preferred shares form part of the theoretical Ibovespa Index, the IGC (the Differentiated Corporate Governance Index), and as of 09/01/2003, the IBX-50 (Brazil 50 Index).

Braskem is committed to complying with the best practices of corporate governance and to transparency with its shareholders and investors, already committing to migrate to level II of the BOVESPA's corporate governance standards by December 2004. The Company grants full tag-along rights to all of its shareholders.

7.   Recent Developments

o Braskem was the winner of the 2003 FINEP Technological Innovation prize, in the product category, in the Northeastern region of Brazil. The prize was the result of Braskem's development of a high value added engineering plastic from ultra-high molecular weight polyethylene resins.

o On October 8, 2003, Braskem's class A preferred shares began being traded on the LATIBEX, the market of Latin-American companies quoted in Euros on the Madrid Stock Exchange. Braskem's class A preferred shares are being traded in lots of 1,000 shares, under the XBRK code. The listing happened exactly one year after the change in the trade code of the Company's ADR's at the New York Stock Exchange (NYSE) to BAK.

o On October 21, 2003, Braskem successfully implemented the split of its common and class "A" and "B" preferred shares, at the ratio of 20 (twenty) shares of each kind to each existing share of the same kind. As a result of the split, the ratio of shares to ADS's issued by Braskem changed from 50:1 (50 class "A" preferred shares to each ADS) to 1,000:1 (1,000 class "A" preferred shares to each ADS).

o Under its Medium Term Note Program, Braskem successfully concluded, on October 23, 2003, the issuance of a second tranche of notes. The aggregate principal amount of the issue was US$65 million, with a two-year maturity, and remuneration of 9.25% per annum to the investors.

o Also under its Medium Term Note Program, Braskem issued its third tranche of notes due 2008 in an aggregate principal amount of US$200 million, with an interest rate of 12.5% per annum. The demand for such issue, initially anticipated at US$150 million, reached US$250 million. By the close of the transaction, the interest income offered to the investors was 12.75% per annum, without a sale option ("put") and with a maturity of five years.

o In the context of the strategy of extending its indebtedness profile, Braskem's Board of Directors has scheduled an extraordinary shareholders' meeting on November 19, 2003 to deliberate concerning the issuance of up to R$1.2 billion in non-convertible debentures in the Brazilian market. The principal purpose of the debenture issuance is to refinance short-term bank credit facilities with debentures that will mature in up to four years. We believe that such extensions in the tenor of our outstanding indebtedness will result in greater flexibility in managing the finances of our Company.

o Braskem is also finalizing negotiations concerning a receivables fund in an aggregate amount of R$200 million. In addition, Braskem is structuring and negotiating a pre-export finance facility in an aggregate amount of up to US$100 million. If the transactions mentioned above are successfully concluded, management believes that Braskem will have financed or refinanced as much as US$1 billion of its indebtedness.

8.   Earnings Conference Call and Presentation to the Investment Community

Braskem will be presenting the results of the first nine months of 2003 at a meeting to be held at APIMEC headquarters in Sao Paulo, on November 11, 2003, with simultaneous transmission by the internet. In addition, the Company will conduct on the same day an international teleconference. For additional information, please access the Company's website at www.braskem.com.br or contact Braskem's Investor Relations Department.

--------------------------------------------------------------------------------
Braskem, a world class Brazilian petrochemical company, is a leader in the thermoplastic resins segment in Latin America, and is among the five largest Brazilian private industrial companies. The Company operates 13 manufacturing plants located throughout Brazil, and it has a yearly production capacity of 5.0 million tons of petrochemical products.
--------------------------------------------------------------------------------

For additional information, please contact:

Jose Marcos Treiger                         Vasco Barcellos                             Luiz Henrique Valverde
Relations with Investors                    Relations with Investors                    Relations with Investors
Director                                    Tel: (5511) 3443 9178                       Tel: (5511) 3443 97 44
Tel: (5511) 3443 9529                       Fax: (55 11) 3443 9532                      Fax: (55 11) 3443 9532
Fax: (55 11) 3443 9532                      E-mail: vasco.barcellos@braskem.com.br      E-mail: luiz.valverde@braskem.com.br
E-mail: jm.treiger@braskem.com.br

      Forward-Looking Statement Disclaimer for US Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem's management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

                                  Attachment I
                           Braskem S.A. (Consolidated)
                             Statement of Results 1

                                  (R$ million)

Income Statement                                            3Q03      3Q02 2    9M03      9M02 2

Net Revenue                                                 2,203     2,197     6,649     4,894
Cost of Goods Sold                                         (1,728)   (1,760)   (5,285)   (3,987)
Gross Profit                                                  475       437     1,364       907
Selling Expenses                                              (35)      (53)      (82)     (105)
General and Administrative Expenses                           (69)      (78)     (199)     (186)
Depreciation and Amortization                                 (54)      (22)     (136)     (252)
Other Operating Income (Expenses)                              17       (21)       28       100
Participation in Related Companies                            (30)       (8)      (35)      353
Operating Profit (before financial items)                     304       255       940       816
Net Financial Result                                         (386)   (1,672)     (216)   (2,913)
Operating Profit (Loss)                                       (83)   (1,418)      724    (2,097)
Other Non-Operating Income (Expenses)                          (6)      (83)      (24)      (60)
Profit (Loss) before Income Taxes and Social Contribution     (89)   (1,500)      700    (2,156)
Income Taxes / Social Contribution                             50       (29)      (84)       21
Profit (Loss) before Minority Interest                        (39)   (1,528)      616    (2,135)
Minority Interest                                             (19)      173      (205)      300
Net Profit (Loss)                                             (58)   (1,356)      411    (1,836)

------------------------------------------------------------------------------------------------

EBITDA                                                        461       367     1.315       921
EBITDA Margin                                               20.9%     16.7%     19.8%     18.8%
-Depreciation and Amortization                                126       104       340       457
     .    Cost                                                 73        82       204       205
     .    Expenses                                             54        22       136       252

1- Excludes the effects of the proportional consolidation via CVM-247. The numbers may not sum due to the effects of rounding.
2- Pro forma Statement of Results

                                  Attachment II
                           Braskem S.A. (Consolidated)
                          Balance Sheet and Net Worth 1
                                  (R$ million)

                  ASSETS                                    09/30/2003     06/30/2003
Current Assets                                                   3,435          3,192
     . Cash and Banks                                              157            104
     . Marketable Securities                                       505            413
     . Accounts Receivable                                       1,259          1,017
     . Inventories                                                 940          1,056
     . Taxes Credits                                               394            321
     . Prepaid Expenses                                             41             56
     . Other                                                       140            225

Long Term Assets                                                 1,185          1,297
     . Related Parties                                              39             40
     . Compulsory Deposits                                         168            153
     . Deferred Income Taxes and Social Contribution               166            124
     . Taxes to be Recovered                                       640            718
     . Marketable Securities                                        38            109
     . Other                                                       136            154

Fixed Assets                                                     8,602          8,685
     . Investments                                               2,619          2,669
     . Plant, Property and Equipment                             4,506          4,514
     . Deferred                                                  1,477          1,502
-------------------------------------------------------------------------------------
Total Assets                                                    13,223         13,174

     LIABILITIES AND SHAREHOLDERS' EQUITY                   09/30/2003     06/30/2003
Current                                                          4,890          4,947
     . Suppliers                                                 1,379          1,562
     . Short-term loans                                          2,453          2,084
     . Advances on Export Facilities                               385            370
     . Salaries and Social Charges                                  47             41
     . Income Taxes Payable                                         15             27
     . Taxes Payable                                               104            171
     . Advances from Customers                                     216            415
     . Advances for Purchase of Credit Rights                      130            147
     . Others                                                      162            131

Long Term Liabilities                                            5,506          5,286
     . Related Parties                                             262            223
     . Long-term loans                                           4,020          3,878
     . Taxes Payable                                             1,082          1,055
     . Others                                                      141            130

Minority Interest                                                  520            600

Shareholders' Equity                                             2,306          2,342
     . Capital                                                   1,887          1,848
     . Capital Reserves                                            750            754
     . Treasury Shares                                             (30)           (17)
     . Retained Earnings (Losses)                                 (300)          (243)
--------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                      13,223         13,174

1- Excludes the effects of the proportional consolidation via CVM-247.